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                                                                    EXHIBIT 99.1

             IN THE CIRCUIT COURT OF THE THIRTEENTH JUDICIAL CIRCUIT
                     IN AND FOR HILLSBOROUGH COUNTY, FLORIDA
                                 CIVIL DIVISION

UNITED STATES TELECOMMUNICATIONS,
INC., a Florida corporation,

         Plaintiff,

v.

                                                   Case No.

JOSEPH P. CILLO, an individual;
RICHARD INZER, an individual;                      Division
JOSEPH THACKER, an individual;
PRIME EQUITIES GROUP, INC.,
a Nevada corporation; GIRI HOLDINGS,
LTD., a Cayman Islands corporation,
RAYMOND BEAM, an individual; and
CAPTIVE ADMINISTRATORS, INC.,
a Florida corporation,

         Defendants.
                                    /
------------------------------------

                                    COMPLAINT

         Plaintiff, United States Telecommunications, Inc., sues defendants, Joseph P. Cillo, Richard Inzer, Joseph Thacker, Prime Equities Group, Inc., GIRI Holdings, Raymond Beam, and Captive Administrators, Inc., and alleges:

I.       INTRODUCTION:

         Beginning in 1996, defendants devised and implemented a fraudulent scheme to enrich themselves and their associates by illegally selling, at grossly inflated prices using boiler-room tactics, securities in plaintiff, United States Telecommunications, Inc. and its predecessor entities (the "COMPANY"). Directly and indirectly through the defendant entities, the individual defendants defrauded the Company and its shareholders out of millions of dollars and millions of


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shares of the Company's stock. Pursuant to the defendants' scheme, public investors paid an aggregate purchase price of approximately $31,000,000 for securities in the Company, of which only approximately $6,450,000 was ever received by the Company. The remaining $24,500,000 paid by investors was retained by the defendants and other unlicensed brokers and facilitators the defendants involved in their fraudulent scheme. In addition to the proceeds they siphoned off of the securities sales, the Company also believes that defendants Joseph Cillo and Richard Inzer, through a series of shell entities and off-shore corporations, granted themselves approximately 10 million shares of the Company's stock without consideration. Those shares equate to nearly 22% of the Company shares currently outstanding.

         To further their scheme, the individual defendants served at various times as incorporators, promoters, officers and/or directors of the Company. Defendant Cillo also served as compliance officer and de facto legal counsel for the Company and was charged with overseeing the offer and sale of securities in the Company. In those capacities, the defendants owed fiduciary duties of care and loyalty to the Company and its investors. In breach of those duties, the individual defendants, among other wrongful and illegal acts, used their positions and engaged in a pattern of deceit and illegal activity to conceal and perpetuate their scheme from the Company and its investors, aided and abetted the illegal offer and sale of securities in the Company, and engaged in self-dealing to enrich themselves and their associates at the expense of the Company and its investors. Despite serving as compliance officer and de facto legal counsel for the Company, defendant Cillo failed to disclose that he had voluntarily surrendered his license to practice law in Florida and was the subject of at least four separate permanent injunctions entered respectively by California, Utah and three by the United States Securities and Exchange Commission (the


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"SEC") because of complaints charging him with securities fraud and selling unregistered securities. As a sole and direct result of defendants' actions, the Company has been subjected to investigation by the Florida Department of Banking and Finance and the SEC, and faces potential liabilities, including possible fines, penalties, disgorgement of up to $31,000,000, and associated legal fees and costs.

          By this action, the Company seeks the return from defendants of all proceeds and shares in the Company they acquired as a result of their fraudulent scheme, as well as damages to compensate the Company for the liabilities it has and will incur as a direct result of defendants' wrongful and illegal acts.

II.      PARTIES, JURISDICTION AND VENUE:

         A.       PLAINTIFF - UNITED STATES TELECOMMUNICATIONS, INC.:

         1. Plaintiff, United States Telecommunications, Inc., d/b/a "Tel Com Plus" ("UST"), is a Florida corporation with its principal place of business in Pinellas County, Florida.

         2. UST was incorporated in November 1997 by founders Joseph P. Cillo, Stephen Henderson, Richard Inzer, Richard Pollara and Charles Polley ("POLLEY"). Cillo, Henderson, Inzer and Pollara, joined by defendant Thacker, comprised the membership of UST's original Board of Directors.

         3. Those same founders, directly or through companies owned or controlled by them, comprised UST's initial shareholders. Mr. Henderson, joined by his wife, was issued 625 shares (2.5% of UST's capital stock). Joseph Cillo was issued


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8,125 such shares (32.5% of UST's capital stock) in the name of defendant, GIRI
Holdings, Ltd. ("GIRI"). Charles Polley was issued 8,125 such shares (32.5% of UST's capital stock) in the name of Intercontinental Brokers, Ltd. ("ICB"). Richard Pollara was issued 8,125 such shares (32.5% of UST's capital stock) in the name of Quantum Law, Ltd. On information and belief, Richard Inzer owns some beneficial interest in the shares issued to GIRI and/or ICB.

         4. Richard Pollara is currently the President of UST and a member of its Board of Directors.

         5. UST is a licensed "reseller" of competitive local telephone exchange services in 26 states. UST's typical customer has been disconnected by a local telephone service provider (also referred to as a "local exchange carrier" or "LEC"). Most LECs require disconnected customers to pay their past due balance and post a security deposit before reconnecting their local telephone service. By offering local telephone services for a fixed monthly price without requiring a security deposit, UST services those disconnected customers who cannot otherwise afford to reconnect with their carrier.

         6. In or about September 1998, UST acquired the assets of the following three Florida limited liability companies, each of which was subsequently dissolved by administrative action of the Florida Department of State taken October 14, 1999:

                  (a) Tel Com Plus Jacksonville, L.L.C. ("TCP JACKSONVILLE"), formed February 6, 1997 by Tel Com Plus, Inc., a Nevada corporation owned and controlled by Polley ("PLUS"), under the name Tel Com Plus Florida, L.L.C., with a name change to the current form being effected on February 28, 1997;


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                  (b)      Tel Com Plus East, L.L.C. ("TCP EAST"), formed April
         25, 1997 by Plus under the name Tel Com Plus Miami, L.L.C., with a name change to the current form being effected on March 10, 1998; and

                  (c) Tel Com Plus West, L.L.C. ("TCP WEST"), formed on July 28, 1997 by Plus under the name Tel Com Plus California, L.L.C., with a name change to the current form being effected on March 10, 1998.

TCP Jacksonville, TCP East and TCP West are hereinafter collectively referred to as the "TEL COM COMPANIES".

         B.       DEFENDANTS:

         7. Defendant, Joseph P. Cillo ("CILLO"), is an individual residing in Hillsborough County, Florida. Cillo was a founder and member of the original board of directors of UST. Cillo served on the board of directors of UST until October 1999.

                  On information and belief, Cillo has been and may remain a director of defendant, Prime Equities Group, Inc. On information and belief, Cillo was also an officer of Prime and, either directly or through the medium of a controlled entity, a beneficial owner of Prime.

                  On information and belief, Cillo was and is a controlling beneficial owner of defendant GIRI.

         8. Defendant, Richard Inzer ("INZER"), is an individual residing in Colorado. On information and belief, at all material times he was, and currently remains, a director of Prime. On information and belief, at all material times Inzer was an officer of Prime and, either directly or through the medium of a controlled entity, may own


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a beneficial interest in Prime, GIRI and/or ICB. Inzer was a founder, officer and a member of the original board of directors of UST. On information and belief, Inzer served on UST's board of directors until October 1999.

         9. Defendant, Joseph Thacker ("THACKER"), is an individual residing in Colorado and Canada. Thacker was a member of the original board of directors of UST. Thacker served on the board of directors of UST until October 11, 1999. On information and belief, Thacker is the nominal owner of at least 800,000 and possibly as many as 1,200,000 shares of UST's capital stock for which he provided no consideration.

         10. Defendant, Prime Equities Group, Inc. ("PRIME"), is a Florida corporation with its principal place of business in Hillsborough County, Florida.

         11. Defendant, GIRI Holdings, Ltd. ("GIRI"), is a Cayman Islands corporation with its principal place of business in Hillsborough County, Florida. On information and belief, defendant Cillo was at all material times and currently remains a director, officer and the controlling beneficial owner of GIRI.

         12. Defendant, Raymond ("Rick") Beam ("BEAM"), is an individual residing in Hernando County, Florida. At all material times, Beam was an officer of UST. He was removed as an officer of UST on October 11, 1999. On information and belief, Beam was also at all material times an officer of Prime.

         13. Defendant, Captive Administrators, Inc. ("CAPTIVE") is a Florida corporation formed on November 3, 1992 by defendant Cillo, with its principal place of business in Hillsborough County, Florida. On information and belief, at all


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material times, defendant Cillo was and currently remains a director, officer and the controlling beneficial owner of Captive.

         C.       JURISDICTION OVER NON-RESIDENT DEFENDANTS:

         14. This Court's exercise of jurisdiction over defendants Inzer, Thacker and GIRI complies with Florida's long-arm statute, Chapter 48, Florida Statutes, because those defendants have submitted themselves to the jurisdiction of the courts of the State of Florida under ss.ss. 48.193(1)(a) and (b) by:

                  (i) operating, conducting, engaging in or carrying on a business or business venture in the State or having an office in this state; and

                  (ii)     committing tortious acts within Florida.

Those defendants have also submitted themselves to the jurisdiction of the courts of the State of Florida under ss. 48.193(2) by engaging in substantial and not isolated activity within the State because the claims set forth herein arise from that activity.

         15. This Court's exercise of jurisdiction over defendants Inzer, Thacker and GIRI comports with due process principles because these defendants have sufficient minimum contacts with the State of Florida.

         D.       VENUE:

         16. Venue is proper in this Court pursuant to Chapter 47, Florida Statutes.

III.     BACKGROUND FACTS:


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         A.       CILLO AND INZER DEVISE THE "TEL COM" SCHEME:

         17. Some time prior to December 1996, defendant Cillo devised a scheme to enrich himself and his associates by offering and selling securities in certain limited liability companies he planned to form for that purpose. The limited liability companies would offer residential telephone services to credit deficit customers. His principal purpose in forming the limited liability companies was not to operate such a business but rather to enrich himself and his associates through the offer and sale of the securities of such entities, principally to individual investors, in unregistered transactions made in violation of both federal and state securities laws. On information and belief, defendant Inzer became involved and actively participated in this scheme beginning in or before February 1997. On information and belief, others were involved and active in the scheme, including Polley and defendants Thacker and Beam.

         18. To offer residential telephone services in any particular state, each limited liability company that Cillo and Inzer planned to form would be required to operate under a license issued by the public service commission in that state. Therefore, to demonstrate to potential investors that their companies were legitimate, Cillo and Inzer needed to obtain the necessary licenses on a state by state basis. Because they wished to commence illegal securities sales before such licenses could be obtained, however, they sought out an operating entity that already held such licenses. Polley was involved to locate a licensed operating entity willing to participate in the purported business venture. That operating entity


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ultimately turned out to be a Nevada corporation, Easy Phone, Inc., which was operated and partly owned by Richard Pollara.

         B.       EASY PHONE, INC. - RICHARD POLLARA'S COMPANY:

         19. In 1994, Richard Pollara opened a business in Florida which sold, among other products, cellular telephone service. In 1995, technological advances allowed Mr. Pollara's business to offer "prepaid" cellular telephone service to its customers by leasing hand-held telephones which could be programmed to provide set amounts of air time. Mr. Pollara's business was the first in Florida and one of the first in the country to offer such services.

         20. Development that same year of a "prepaid telecommunications switch" made it possible to set air time limits at the switch rather than by programming hand-held units. Mr. Pollara obtained a contract from Sprint Cellular (n/k/a Alltel) to offer pre-paid cellular service in Sprint Cellular's largest market - Las Vegas, Nevada - with direct access to Sprint Cellular's switch.

         21. On March 22, 1996, together with other founders, Mr. Pollara incorporated Easy, f/k/a Easy Cellular, Inc., and transferred the Sprint Cellular contract to that entity. Mr. Pollara was elected the President of Easy and a member of its Board of Directors.

         22. The concept proved so successful that Sprint Cellular eventually convinced Easy to accept a contract to sell prepaid cellular service in all of Sprint Cellular's markets nationwide.


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         23.      In February 1996, the Telecommunications Act of 1996 was
enacted into law, generating increased competition through the requirement that LECs offer their switch-based services to switchless resellers of telecommunication services. This legislation made it possible for Easy to offer prepaid residential telephone services to its customers as a switchless "reseller". In response to that legislation, Easy began applying for state licenses as a telecommunications service "reseller". On information and belief, Easy was the first switchless reseller offering prepaid local service to credit deficit customers to be licensed in the states of Nevada and California and the third such reseller licensed in Florida. By December 1996, Easy had acquired telecommunications reseller licenses in three states, enabling it to purchase at wholesale rates local residential telephone service rights from Bell South and GTE and to resell the same to its retail customers.

         C.       THE DEFENDANTS SOLICIT EASY AND MR. POLLARA:

         24. In December 1996, Polley visited Easy's store in Las Vegas and introduced himself to Mr. Pollara. Polley announced that he represented a small group of wealthy investors who wanted to invest in the telecommunications industry and, in particular, its prepaid cellular service segment. Polley stated that his associates had already raised approximately $950,000 in capital. Polley informed Easy that one or more of the Tel Com Companies had been or were then in the process of being formed to sell prepaid cellular or local residential telephone services once reseller licenses could be obtained from a joint venture partner.

         25. Polley stated that his associates were interested in obtaining the exclusive right to use certain of Easy's reseller licenses in exchange for


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the issuance to Easy of an equity interest in each Tel Com Company. Polley represented that his investor group would provide all of the necessary capital Easy would need to operate the Tel Com Companies, either from their personal resources or through the offer and sale of equity interests in the Tel Com Companies to a limited number of investors who would be qualified under federal and state securities law as "accredited."

         26. Under both federal and state securities law, the term "accredited investor" is applied to a limited number of defined persons, including, for purposes of this Complaint, an individual who represents his or her net worth as being at least $1,000,000 or his or her annual income, received in each of the two more recent calendar years and expected to be received in the year of the investment, at least $200,000 or, if combined with that of a spouse, $300,000.

         27. Polley stated that if Easy was willing to enter into a joint venture with his associates, Easy would be assigned the responsibility of handling the day-to-day operations of each Tel Com Company and that Cillo and Polley and their associates would be responsible for obtaining the necessary funding and doing the necessary legal and compliance work.

         28. In January 1997, Polley introduced defendant Cillo to Mr. Pollara. Polley described Cillo as a practicing securities attorney and law professor who had worked with Polley to raise capital in a variety of successful business enterprises.

         29. At the time of this introduction, neither Cillo nor Polley disclosed that Cillo had voluntarily surrendered his license to practice law in the


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State of Florida as a direct consequence of a disciplinary investigation conducted by the Florida Bar Association and affirmed by the Florida Supreme Court, or that he was the subject of at least four separate permanent injunctions entered respectively by the States of California and Utah and three entered by the SEC in connection with complaints charging Cillo with securities fraud and selling unregistered securities.

         30. To induce Easy to participate in the venture and assign its licenses to the Tel Com Companies, Cillo and Polley explained to Easy their plan to raise the capital needed to fund the activation and short-term growth of the Tel Com Companies, which involved the offer and sale of the Tel Com Companies' units of equity interest to only a few accredited investors, all known to them from prior successful transactions.

         31. Cillo stated that he would serve as compliance officer for the Tel Com Companies and would personally ensure that all offers and sales of units in the Tel Com Companies were legal. Cillo stated that, as part of his duties, all telephonic sales calls would be recorded and he would personally review all of the recordings and completed accreditation statements to ensure compliance with state and federal securities laws.

         32. Easy's board of directors eventually agreed that Easy would participate in the proposed venture. On or about January 18, 1997, Easy executed an "Agreement" with Plus, which had been formed by defendants Cillo and Polley to participate with Easy in the venture. A true and correct copy of the this Agreement is attached hereto as Exhibit "A" and incorporated by reference.

         33. Neither Cillo nor anyone else disclosed to Mr. Pollara that the proposed venture was part of a scheme devised by the defendants to


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illegally offer and sell units of equity interest in the Tel Com Companies to a large number of non-accredited investors through the medium of unlicensed business brokers and other facilitators who had no legal right to offer or sell such securities.

         D.       TCP JACKSONVILLE:

         34. On or about December 3, 1996, more than two months before the Articles of Organization of TCP Jacksonville were filed with the Florida Department of State and before Easy entered into the joint venture agreement with Plus, Cillo and Polley caused a Purchase Agreement to be prepared and entered into between D&B Holdings International, Inc. ("D&B"), a Florida corporation, and the then non-existent TCP Jacksonville.

         35. Under the Purchase Agreement D&B agreed to purchase 160 units of TCP Jacksonville's equity interest for $4,687.50 per unit and $750,000 in the aggregate. The agreement identified those units as constituting 62.5% of the total units issued by TCP Jacksonville.

         36. On information and belief, D&B was at no time licensed to offer and sell securities issued by another entity, and its activities in that regard were enjoined by the SEC in 1998.

         37. Following execution of the Purchase Agreement, D&B illegally offered and sold units of TCP Jacksonville to purchasing investors at unit prices significantly higher than the price that D&B was obligated to pay to TCP Jacksonville.

         38. On information and belief, while each purported unit of equity interest in TCP Jacksonville was sold to D&B at a price of $4,687.50 per


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unit, the units were subsequently sold to public investors at prices ranging from $7,500 to $15,000 per unit. This mark-up was not disclosed to the investors.

         39. On information and belief, most of the sales of such units to investors were made to persons not qualifying as "accredited investors". On information and belief, defendant Cillo and others knew that the sales of TCP Jacksonville units violated federal and state securities laws. Neither Mr. Pollara nor any other member of the present management of UST was aware that illegal sales were being conducted.

         40. In or about January 1997, after some of the above-described sales had already been made by D&B (and still prior to the formation of TCP Jacksonville), Cillo caused Plus to be treated as the owner of all of the remaining units of equity interest that the defendants intended to have TCP Jacksonville, once formed, issue.

         41. Subsequently, on January 18, 1997, TCP Jacksonville and Easy entered into an agreement entitled "Joint Venture Agreement," under which Easy was to receive 25% of TCP Jacksonville's units of equity interests in exchange for Easy's agreement to assign to TCP Jacksonville exclusive use of Easy's telecommunications reseller license covering the northern Florida territory.

         42. On February 6, 1997, Cillo caused Articles of Organization for TCP Jacksonville to be filed with the Florida Department of State, designating Plus as its original managing member.


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         E.       TCP EAST - INZER BECOMES INVOLVED IN THE SCHEME:

         43. On February 28, 1997, approximately two months before the legal formation of TCP East, defendants Cillo and Inzer caused an agreement entitled "Joint Venture Agreement" to be entered into between Easy and the then non-existent TCP East.

         44. Under the agreement, Easy was to assign to TCP East exclusive use of Easy's telecommunications reseller license for southern Florida in exchange for 1,240 units of TCP East's equity interests, which were described as representing a 35.4% interest in TCP East, together with the right to receive a cash payment of up to $400,000. TCP East agreed to obtain equity capital of up to $3,000,000 so as to fund its operations.

         45. An addendum to the Joint Venture Agreement, a true and correct copy of which is attached hereto as Exhibit "B", provided that 1,950 units of equity interest in TCP East were to be acquired by Prime for approximately $3,000,000 (by implication, to satisfy TCP East's equity funding covenant), and that to the extent fewer units were so purchased, the difference between the 1,950 and the actual number of units sold to Prime would be issued to Easy until it received an aggregate of 1,400 units, with any balance to be issued on the basis of 60% to Easy and 40% to Plus.

         46. On information and belief, Prime was at all material times controlled by defendant Inzer. Defendant Inzer was identified by Cillo and Polley as being a wealthy investor, interested in investing his personal funds in telecommunications companies that would be operating in South Florida and California.


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         47.      On April 25, 1997, Articles of Organization for TCP East were filed with the Florida Department of State, designating Plus as its original managing member. Following Easy's assignment of the applicable telecommunications reseller license, Easy was named a co-managing member of TCP East.

         48. On July 21, 1997, pursuant to the addendum to the Joint Venture Agreement, TCP East entered into a Purchase Agreement with Prime under which Prime acquired 1,950 units of TCP East's equity interests, which were described as constituting 50% of the total equity ownership of TCP East, in exchange for Prime's issuance of a non-recourse promissory note which was to mature 440 business days after the date of the Purchase Agreement. A true and correct copy of the Purchase Agreement is attached hereto as Exhibit "C" and incorporated by reference. To the extent any part of the note's principal obligation remained unsatisfied at the maturity date, Prime was to return a portion of the units purchased, at the rate of one unit for each $1,539 of unsatisfied debt.

         49. From in or about July 1997 through October 1997, Inzer purported to cause Prime to make capital contributions to TCP East in the amount of $531,500. Cillo represented and Inzer later confirmed that this was Inzer's money when, in fact, Inzer had actually obtained some or all of these contributions from illegal sales to investors of some of the units in TCP East acquired by Prime.

         50. On information and belief, promptly following Prime's purchase of the TCP East units, Prime distributed a material portion of those units to various business brokers and other unlicensed facilitators and individual investors, at


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prices which materially exceeded those paid by Prime. The brokers and facilitators in turn offered and sold the units, at still higher prices, to purchasing investors.

         51. At no time during the period in which defendants Inzer and Prime were offering and selling units of TCP East's equity interests was either defendant licensed to sell securities issued by another entity.

         52. On information and belief, while each purported unit of equity interest in TCP East was sold to Prime at a price of $1,539, the units were subsequently sold to public investors at prices ranging from $3,000 to $12,000 per unit. This mark-up was not disclosed to the investors.

         53. On information and belief, many of the sales of such units to investors were made to persons not qualifying as "accredited investors". No such sales were made with the knowledge or assistance of the present management of UST.

         54. Prime failed to satisfy $530,956 of the note's principal balance, and failed to return to TCP East any of the units of equity interest related to such non-payment.

         F.       TCP WEST:

         55. On July 21, 1997, prior to the filing of TCP West's Articles of Organization with the Florida Department of State, defendants Cillo, Inzer and their associates caused Prime and the then non-existent TCP West to enter into an agreement, entitled "Purchase Agreement". A true and correct copy of the Purchase Agreement is attached hereto as Exhibit "D" and incorporated by reference.


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         56.      Under this agreement, Prime purportedly acquired 11,000 units of TCP West's equity interests for $1,495 per unit and $16,445,000 in the aggregate. Prime issued a non-recourse promissory note to evidence its entire purchase price.

         57. On July 24, 1997, still prior to the filing of TCP West's Articles of Organization, Cillo and Inzer caused the non-existent TCP West to enter into an agreement with Easy, entitled "Joint Venture Agreement". Under this agreement, Easy was to assign to TCP West exclusive use of its telecommunications reseller license for the State of California in exchange for its receipt of 40% of TCP West's units of equity interest (8,800 units), and the right to be reimbursed for its direct expenses incurred during TCP West's formative period in an amount equal to 3% of the entity's total capitalization. In turn, Cillo and Inzer caused TCP West to agree to provide equity funding of approximately $16,500,000, which it would receive from Prime pursuant to the Purchase Agreement.

         58. An addendum to the Joint Venture Agreement between TCP West and Easy provided that if Prime failed to generate the expected $16,500,000 of funding, the units not sold to Prime were to be redistributed among Plus, Easy and Prime, with Easy to receive 60% of such units and Plus and Prime to share the remaining 40% on an unstated basis.

         59. On or about July 28, 1997, Cillo caused TCP West to be formed and Plus to be designated as its managing member.

         60. On information and belief, promptly following Prime's purchase of the TCP West units, Prime illegally distributed a material portion of the units to various business brokers, other unlicensed facilitators and individual investors, at


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prices which materially exceeded those paid by Prime. Those brokers and facilitators in turn offered and sold the units, at still higher prices, to purchasing investors.

         61. At no time during the period in which defendants Inzer and Prime were illegally offering and selling units of TCP West's equity interests was either such defendant licensed to sell securities issued by another entity.

         62. No such sales were made with the knowledge or assistance of the present management of UST.

         63. On information and belief, while each purported unit of equity interest in TCP West was sold to Prime at a price of $1,495 per unit, the units were sold to public investors at prices ranging from $3,000 to $13,000 per unit. This mark-up was not disclosed to the investors.

         64. Prime failed to satisfy $815,718 of the note's principal balance, and failed to return to TCP West any of the units of equity interest related to such non-payment.

         G.       AGGREGATE INVESTOR PAYMENTS AS A RESULT OF TEL COM COMPANY
UNIT SALES:

         65. Pursuant to the scheme devised by defendants, the public investors in units of equity interest issued by the Tel Com Companies paid an aggregate purchase price of approximately $31,000,000. Of this total, the Tel Com Companies received approximately $6,450,000, or approximately 21.5% of the total paid by investors.

         66. On information and belief, a substantial portion of the unreceived balance was retained by defendants Cillo, Inzer, Prime and GIRI, as


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well as other unlicensed business brokers and facilitators they involved in their scheme. In addition, defendants Cillo and Inzer, caused approximately 10 million shares of UST stock to be issued to entities controlled by one or the other, or both, without the payment of consideration therefore.

         H.       FORMATION OF UST; SUBSEQUENT ILLEGAL ACTIONS BY INZER AND
PRIME:

         67. UST was formed in November 1997 as a licensing entity to replace the role that Easy had performed in connection with its joint venture agreements with each of the Tel Com Companies. A dispute had arisen between Easy and the Tel Com Companies because of a failure by the Tel Com Companies to timely satisfy certain of their payment obligations to Easy in connection with the assignment of Easy's licenses.

         68. The dispute was settled in late December 1997 by way of a redemption by Easy of 347,663 shares of Mr. Pollara's stockholdings in that corporation in exchange for Easy's assignment and transfer to him of all of the units of the Tel Com Companies then owned by it (consisting of approximately 25.0% of TCP Jacksonville, 35.4% of TCP East and 37.5% of TCP West).

         69. By the late spring of 1998, UST had acquired most of the telecommunications reseller licenses necessary to enable it to operate its business without reliance upon the license assignments provided by Easy, but remained in negotiation with the State of California which was requiring UST to provide evidence of its financial creditworthiness. UST was having problems providing such evidence because Inzer had failed and refused to contribute the operational capital he had agreed to provide.


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         70.      On April 21, 1998, Inzer sent a letter to Mr. Pollara stating that by May 15 he would cause Prime to contribute $3,500,000 to UST's capital.

         71. On May 14, 1998, a letter was furnished by telecopy to UST's Washington, D.C. based regulatory counsel. The letter carried the purported letterhead of the Colorado Business Bank (the "BANK") in Littleton, Colorado (where defendant Inzer resides) and was purportedly executed by its president, Darrell J. Schulte. A true and correct copy of the letter is attached hereto as Exhibit "E" and incorporated by reference. It stated that the Bank then held on deposit $3,100,000 "on behalf of United States Telecommunications, Inc."

         72. The letterhead of the May 14 letter, while purporting to be that of the Bank, is not in fact the official letterhead used by the Bank. Moreover, the letter was neither prepared nor executed by Mr. Schulte or, for that matter, any other authorized representative of the Bank. His signature is forged.

         73. The forged letter specifically requests that, should any further information be required, the recipient should "please communicate all inquires to the Bank . . . by fax as I will be out of the bank." The facsimile number appearing on the forged letter is the same facsimile number for the Colorado residence of defendant Inzer.

         74. Contrary to the language of the May 14 letter transmitted to UST's regulatory counsel, the Bank has at no time held on deposit for the benefit of UST a sum of money remotely approaching $3,100,000.

         75. UST has subsequently learned, however, that on or about August 18, 1998, Inzer opened a single checking account at the Bank, ostensibly in the name of UST, and identified himself as the sole signatory thereof. Inzer failed and refused to honor the Bank's repeated requests that he provide the Bank with a standard corporate resolution approving the opening of the account. Moreover, Inzer ordered and used checks with which to draw funds from the account that did not identify the account owner. On information and belief, Inzer took these measures to conceal from UST the fact that the account had been secretly opened in the name of UST, but for the benefit of Inzer and Cillo.

         76. Neither UST's board of directors nor any other authorized representative thereof approved the opening of the account, nor had any awareness of its existence prior to July 2000.

         77. On information and belief, Inzer opened and used the account, with the knowledge and active assistance of defendant Cillo, to enable Inzer and Prime to sell shares of UST stock owned by Prime to a group of his friends, relatives and associates, at substantially marked-up prices. On further information and belief, Inzer would first "pre-sell" shares of UST stock to his friends, relatives and associates at prices ranging from $.50 to $.70 per share. He would deposit the amounts paid by these investors into the secret account at the Bank. At two intervals when he had accumulated sufficient funds in the account, Inzer entered into purchase agreements with UST, negotiated on behalf of UST by defendant Cillo, to buy UST shares in the name of defendant Thacker at approximately $.38 per share. To conceal the transaction and the source of the funds from UST, Inzer caused the purchase agreements to also be in the name of defendant Thacker and represented to UST that the funds were Thacker's personal funds. However, Inzer actually paid for the stock with funds from the secret account at the Bank using checks that did not bear the name of the account holder, and delivered the checks to Cillo. Cillo deposited the checks. Two purchase agreements were ultimately executed in the name of defendant Thacker whereby he was to receive 800,000 shares of UST stock. On information and belief, however, Cillo may have issued Thacker as many as 1,200,000 UST shares.

         78. Inzer forwarded UST share certificates to the friends, relatives and associates who had over-paid for the UST stock, in some cases as much as one year after their payments had been advanced. The certificates Inzer forwarded to these investors, however, evidenced shares not purchased from UST with the investor funds, but rather shares previously acquired by Prime for no consideration.

         79. Inzer, Cillo and Thacker also misrepresented to UST that Thacker had made a loan to UST in the principal amount of $150,000. UST delivered a promissory note to Thacker in that amount and made interest payments to him. On information and belief, Thacker did not make any such loan to UST. Rather, the $150,000 UST received actually came from the payments made by Inzer's friends, relatives and associates for UST stock and deposited by Inzer to the secret Bank account.

         80. Eventually, Inzer or persons acting on his behalf deposited and withdrew more than $700,000 through the secret account. On information and belief, all of these funds were derived from payments from Inzer's friends, relatives and associates. As part of this fraudulent scheme, Thacker received certificates evidencing his ownership of at least 800,000 and possibly as many as 1,200,000 shares of UST stock for which UST was paid $300,000, and a note payable from UST in the amount of $150,000. There is no record of Thacker actually having made any deposit into the secret account or otherwise providing any consideration to UST for the certificates or the promissory note. On information and belief, defendants Inzer, Cillo and Thacker also converted and distributed amongst themselves at least $150,000 in cash from the secret account.

         81.      During March 1999, Inzer closed the account at the Bank.

         82. On December 15, 1999, UST terminated the services of defendants Cillo and Beam. Cillo then contacted UST's legal counsel in Texas and requested a return of the UST retainer balance held on account with that firm. On or about December 21, 1999, the law firm closed the retainer account and sent a check directly to Cillo made payable to UST for the balance of $4,052.63. Without authorization, Cillo forwarded the check to defendant Inzer. Defendant Inzer reopened the secret account at the Bank on January 12, 2000, deposited the $4,052.63 check into the account, withdrew the proceeds, and promptly closed the account again. On information and belief, Inzer and Cillo converted the proceeds to their own use.

         83. After UST first learned of the existence of the secret account during July, 2000, Inzer actively resisted UST's efforts to obtain copies of the account records.

         I.       UST RECAPITALIZATION; EXCHANGE OFFER TO UNIT HOLDERS:

         84. Following UST's acquisition of the necessary California telecommunications reseller licence, since Easy no longer maintained any equity ownership interests in the Tel Com Companies and since it was determined that the operation of Tel Com Companies' business would be more efficiently conducted in a consolidated form, the UST board of directors, at the recommendation of Cillo and Polley, caused UST to acquire the assets, subject to the liabilities, of the Tel Com Companies. The holders of Tel Com Company units, including Prime, were offered an opportunity to exchange their interests for shares of UST stock, at a conversion ratio of 4,000 of such share for each unit surrendered.

         85. From the time of UST's formation until September 30, 1998, defendant Cillo acted as its compliance officer. As such, he was responsible for affirming the legality of any proposed issuance or transfer of UST's authorized shares of stock. He was also charged with preparing the necessary instruments to document each such securities transaction the legality of which he affirmed. During that same period, UST's stock records, public utility compliance records and certain other corporate records were maintained at Cillo's private office.

         86. Notwithstanding numerous requests and demands by UST's present management, initiated as early as December 15, 1999, Cillo, with the knowledge and complicity of Inzer, refused to grant access to or to release such records. As a result, on May 25, 2000, UST filed a replevin action, and subsequently obtained entry of a court order approving UST's requested action and a physical seizure of such records under the supervision of the Hillsborough County Sheriff's Office. Such seizure was effected on or about June 21, 2000.

         87. A review of such records has revealed, among other improprieties, that defendants Cillo, Inzer, Prime, Thacker, GIRI, Beam and Captive caused certificates of unit equity interest in the Tel Com Companies and of shares of capital stock in UST to be issued to persons in violation of both federal and state securities law. These certificates carried the stamped signature of Mr. Pollara, which was affixed without his knowledge or consent.

         J.       STATE OF FLORIDA INVESTIGATION OF UST:

         88. In the summer of 1998, the Florida Department of Banking and Finance (the "DEPARTMENT"), acting in response to concerns received from investors and prospective investors in the Tel Com Companies, initiated an investigation into their activities and, as the investigation broadened, into those of UST, relating to the sale of securities in unregistered transactions by unlicensed sales persons.

         89. On May 6, 1999, each of the Tel Com Companies, Plus and UST (as the party who succeeded to and assumed the operations of the Tel Com Companies), entered into a Stipulation and Consent Agreement (the "CONSENT AGREEMENT") with the Department under which admissions were made that: (1) the units were securities, (2) their sale to members of the public was not subjected to any registration process, (3) no exemption from registration was available to the sales, (4) the sales were made by unlicensed persons, and (5) the sales violated Florida's securities laws. Pursuant to the Consent Agreement, Plus and the Tel Com Companies agreed to cease and desist from the violative conduct, and UST agreed to complete an offer of rescission with respect to the securities of the Tel Com Companies sold in violation of Florida law by November 30, 1999.

         90. On December 7, 1999, the Department notified UST that it was in violation of the Consent Agreement and that the Department intended to bring a legal action against UST to enforce its provisions. Further discussion undertaken by UST's current management with the Department, intended to demonstrate its good faith and desire to fully cooperate with the Department's efforts, has caused the Department to refrain from initiating such action.

         91. Because UST does not have sufficient funds for which to effect a rescission offer, the SEC has required UST to structure its rescission as an exchange offer under which UST will offer to furnish to each of its unaffiliated shareholders who received UST shares upon a surrender of Tel Com Company units and who purchased UST shares from UST in a private placement during the period from February 1999 through December 1999 for a purchase price of $3.00 per share, either (1) an unsecured interest-bearing UST promissory note; or (2) shares of UST's class B preferred stock.

         92. The Department has been informed of the SEC's exchange offer requirement and continues to monitor UST's actions in attempting to obtain a declaration of effectiveness of its registration statement so that the offer may be disseminated.

         93. UST expects that its exchange offer will be made to former Tel Com Company unit holders and to public purchasers of its own capital stock whose aggregated acquisition costs approximated $31,000,000.

         K.       SEC ACTION:

         95. In May 1999, the SEC filed a civil action in United States District Court in and for the Middle District of Florida. The action was directed against eight defendants, including Charles Polley and two of the Tel Com Companies, TCP East and TCP West.

         96. The action alleged that all defendants other than the named Tel Com Companies, acting through a network of "boiler rooms" operated in Florida and California and using high pressure telemarketing sales tactics, were fraudulently offering and selling unregistered equity units in non-operating entities to unsophisticated investors, with as much as 60% of the selling price being kept by such sellers as commissions, fees and cost reimbursements.

         97. The SEC's complaint charged each of TCP East and TCP West with various violations of the Securities Act of 1933, as amended, and seeks temporary and permanent injunctive relief; disgorgement of all ill gotten gains, with pre-judgment interest; imposition of civil money penalties; and an accounting.

         98. Upon learning that each of Tel Com Plus East and West was inactive and that its business activities were being operated by UST, the SEC advised UST that its action might be amended to add UST as a party defendant. To date that joinder has not occurred.

                                     COUNT I

           (ACTION AGAINST ALL DEFENDANTS FOR FRAUD IN THE INDUCEMENT)

         99. Plaintiff realleges paragraphs 1 through 98 above, as if set forth fully herein.

         100. This is an action for fraud in the inducement against defendants, Cillo, Inzer, Thacker, Prime, GIRI, Beam and Captive, seeking compensatory damages in excess of $15,000, exclusive of attorneys' fees and costs, and imposition of a constructive trust.

         101. As alleged hereinabove, the defendants devised and engaged in a scheme and conspiracy to defraud investors, each of the Tel Com Companies, and UST, as the successor of each Tel Com Company, which scheme they furthered by knowingly and intentionally making false statements and omissions of material fact to each Tel Com Company and UST and engaging in illegal activities, including but not limited to:

                  (1) misrepresenting material facts regarding their individual or corporate experience, expertise and ability;

                  (2) misrepresenting that the equity interests in the Tel Com Companies offered and sold to D&B, Prime and Plus for the purpose of raising needed capital would either be retained by those entities or, as appropriate, would be further offered and sold only to a few accredited investors;

                  (3) misrepresenting that shares of UST stock offered or sold to raise capital would be offered and sold only to a few known accredited investors; and

                  (4) failing to disclose that their intentions were to make illegal offers and sales of Tel Com Company units of equity interest and shares of UST stock to a large number of non-accredited investors, using the services of unlicensed business brokers and other facilitators who had no legal right to offer or sell such securities.

         102. Defendants intended that their false representations and material omissions of material fact would induce plaintiff to act in reliance thereon.

         103. Plaintiff did in fact act in reliance on defendants' false representations and material omissions of material facts and has been injured as a direct and proximate result thereof.

         104. Defendants acted willfully and maliciously in carrying out their scheme, and plaintiff hereby reserves its right to proffer evidence supporting a claim for punitive damages against defendants in accordance with Chapter 768, Florida Statutes.

         WHEREFORE, plaintiff, United States Telecommunications, Inc., requests that this Court enter judgment against defendants, Joseph P. Cillo, Richard Inzer, Joseph Thacker, Prime Equities Group, Inc., GIRI Holdings, Ltd., Raymond Beam and Captive Administrators, Inc., jointly and severally, for compensatory damages, pre- and post-judgment interest, and court costs, and also impose a constructive trust in favor of plaintiff over all proceeds of the scheme, including but not limited to funds and shares of UST stock, in the possession or control of defendants, and grant such other and further relief as is just and proper.

                                    COUNT II

  (ACTION AGAINST CILLO, INZER, THACKER AND BEAM FOR BREACH OF FIDUCIARY DUTY)

         105. Plaintiff realleges paragraphs 1 through 98 above, as if set forth fully herein.

         106. This is an action for breach of fiduciary duty against the individual defendants, Cillo, Inzer, Thacker and Beam, seeking compensatory damages in excess of $15,000, exclusive of attorneys' fees and costs.

         107. In their respective capacities as founders, promoters, officers, directors and controlling owners of UST, the individual defendants owed the fiduciary duties of care and loyalty to the management and owners of each of the Tel Com Companies and UST.

         108. By virtue of their actions as set forth hereinabove, the individual defendants breached their respective duties to the Tel Com Companies and UST.

         109. The breaches of duty set forth hereinabove were done with recklessness and resulted in improper personal benefits, either directly or indirectly, to the individual defendants.

         110. Plaintiff has been injured as a direct and proximate result of the actions of defendants.

         111. All conditions precedent to the relief requested herein have occurred or have been waived.

         WHEREFORE, plaintiff, United States Telecommunications, Inc., demands judgment against the defendants, Joseph P. Cillo, Richard Inzer, Joseph Thacker and Raymond Beam, jointly and severally, for compensatory damages, pre- and post-judgment interest, court costs and such other and further relief as may be just and proper.

                                    COUNT III

                (ACTION AGAINST ALL DEFENDANTS FOR AN ACCOUNTING)

         112. Plaintiff realleges paragraphs 1 through 98 above, as if set forth fully herein. 113. This is an action for an equitable accounting. 114. As alleged hereinabove, defendants Cillo, Inzer, Thacker, Prime, GIRI, Beam and Captive have enriched themselves through the illegal offer and sale of units of equity interest in the Tel Com Companies and shares in UST. Pursuant to this scheme, the public investors and units of equity interest issued by the Tel Com Companies paid an aggregate purchase price of approximately $31,000,000, of which the Tel Com Companies received approximately $6,450,000.

         115. On information and belief, substantial portion of the unreceived balance was retained by or maintained under the control of defendants Cillo, Inzer, Prime and GIRI.

         116. On information and belief, defendants Cillo, Inzer, Thacker, Prime, GIRI, Beam and Captive improperly retained or came into possession of units of equity interest in the Tel Com Companies or shares of stock in UST.

         117. Accordingly, UST is entitled to an equitable accounting from these defendants of all disbursements made by or on behalf of the Tel Com Companies or UST to or on the benefit of any of the defendants, any affiliates of the defendants or any entities owned or controlled by any of the defendants.

         118. Plaintiff has no adequate remedy at law, thus they will be irreparably harmed if the relief requested herein is not granted.

         WHEREFORE, plaintiff, United States Telecommunications, Inc., requests that this Court enter judgment against defendants, Joseph P. Cillo, Richard Inzer, Joseph Thacker, Prime Equities Group, Inc., GIRI Holdings, Ltd., Raymond Beam and Captive Administrators, Inc., jointly and severally, as follows:

                  (A) entry of an order requiring defendants to account to UST for all disbursements made by or on behalf of the Tel Com Companies or UST to or for the benefit of any of the defendants, any affiliates of the defendants or any entities owned or controlled by any of the defendants;

                  (B) judgment against defendants for those sums found to be due and owing to plaintiffs, together with pre-and post-judgment interest from the dates any such disbursements were made;

                  (C)      court costs; and

                  (D) such other and further relief as this Court deems appropriate.

                                    COUNT IV

            (ACTION AGAINST ALL DEFENDANTS FOR EQUITABLE SUBROGATION)

         119. Plaintiff realleges paragraphs 1 through 98 above, as if set forth fully herein.

         120. This is an action for equitable subrogation against defendants Cillo, Inzer, Thacker, Prime, GIRI, Beam and Captive.

         121. As alleged hereinabove, UST has incurred and been exposed to liabilities including but not limited to possible fines, penalties, disgorgement of $31,000,000 and attorneys' fees as a direct result of the illegal acts and omissions of defendants.

         122. Accordingly, UST is entitled to reimbursement from defendants, jointly and severally, for all liabilities UST incurs as a result of their wrongful and illegal acts and omissions.

         123. Plaintiff has no adequate remedy at law, thus it will be irreparably harmed if the relief requested herein is not granted.

         WHEREFORE, plaintiff, United States Telecommunications, Inc., demands judgment against defendants, Joseph P. Cillo, Richard Inzer, Joseph Thacker, Prime Equities Group, Inc., GIRI Holdings, Ltd., Raymond Beam and Captive Administrators, Inc., jointly and severally, for compensatory damages, pre- and post-judgment interest, court costs and such other and further relief as may be just and proper.

                              DEMAND FOR JURY TRIAL

         Plaintiff demands trial by jury on all issues so triable.

                                    /s/ Mahlon H. Barlow
                                    --------------------------------------------
                                    Mahlon H. Barlow
                                    Florida Bar No. 871117
                                    Neal A. Sivyer
                                    Florida Bar No. 373745
                                    BUSH ROSS GARDNER
                                    WARREN & RUDY, P.A.
                                    220 South Franklin Street
                                    Tampa, FL 33602
                                    (813) 224-9255
                                    (813) 223-9620 fax
                                    Attorneys for plaintiff
                                    United States Telecommunications, Inc.